Exhibit 99.1

Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001 -23	A Publicly-Held Company	NIRE 35300010230

NOTICE TO STOCKHOLDERS

In accordance with the provision in Article 21-L of CVM Instruction No. 481/09, as amended by CVM Instruction No. 561/15, Itaú Unibanco Holding S.A. (“Company”) informs its stockholders and the general market, as disclosed by the Corporate Events Calendar on November 19, 2020, that its Annual General Stockholders’ Meeting (“ASM”) will be held on April 27, 2021.

The Company clarifies that all information and guidelines on the ASM will be made available on a timely basis at the time the Call Notice for the ASM and the General Stockholders’ Meetings Manual are disclosed.

São Paulo (SP), January 14, 2021.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence